                        SOUTHERN OHIO COAL COMPANY
                     QUARTERLY REPORT PER REQUIREMENTS
                 OF HOLDING COMPANY ACT RELEASE NO. 21178
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995


                                 CONTENTS

                                                                          Page
     Statements of Income:
       Total Company                                                        1

       Meigs Division                                                       2

       Martinka Division                                                    3

     Balance Sheets                                                        4-5

     Statements of Retained Earnings                                        6

     Statements of Cost of Commercial Coal Sold and Shipped                 7

     Analysis of Operating Reserves and Deferred Credits                    8

     Information Concerning Capital Improvements                            9

     Analysis of Mining Plant in Service                                   10

     Information Concerning Operations                                     11

     Statements of Cost of Operation                                       12
     /TABLE

                        SOUTHERN OHIO COAL COMPANY
                               TOTAL COMPANY
                           STATEMENTS OF INCOME
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)

                                                                          Three
                                                                          Months
                                           Month Ended                    Ended
                             July 31,    August 31,    September 30,   September 30,
                               1995         1995           1995            1995
                                             (in thousands)
OPERATING REVENUES -
  Sales to Parent . . . . .  $14,255      $12,851         $15,033        $42,139

COST OF OPERATION . . . . .   12,175       10,961          13,178         36,314

OPERATING INCOME. . . . . .    2,080        1,890           1,855          5,825

INTEREST CHARGES. . . . . .      503          497             493          1,493

OPERATING INCOME BEFORE
  FEDERAL INCOME TAXES. . .    1,577        1,393           1,362          4,332

FEDERAL INCOME TAXES
  ON OPERATIONS . . . . . .      763          618             599          1,980

NET INCOME FROM OPERATIONS.      814          775             763          2,352

NONOPERATING INCOME . . . .       50           89             101            240

NET INCOME. . . . . . . . .  $   864      $   864         $   864        $ 2,592

The common stock of the Company is
wholly owned by Ohio Power Company.

                        SOUTHERN OHIO COAL COMPANY
                              MEIGS DIVISION
                           STATEMENTS OF INCOME
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)

                                                                           Three
                                                                           Months
                                           Month Ended                     Ended
                             July 31,    August 31,    September 30,   September 30,
                               1995         1995           1995            1995
                                              (in thousands)
OPERATING REVENUES -
  Sales to Parent. . . . . .  $14,255      $12,851        $15,033         $42,139

COST OF OPERATION (including
  Depreciation, Depletion and
  Amortization of Mining Plant
  of $1,346,000 in July,
  $1,082,000 in August and
  $1,142,000 in September) .   12,175       10,961         13,178          36,314

OPERATING INCOME . . . . . .    2,080        1,890          1,855           5,825

NONOPERATING INCOME. . . . .        9           48             60             117

INCOME BEFORE INTEREST
 CHARGES . . . . . . . . . .    2,089        1,938          1,915           5,942

INTEREST CHARGES . . . . . .      462          456            452           1,370

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . . .    1,627        1,482          1,463           4,572

FEDERAL INCOME TAXES
  ON OPERATIONS. . . . . . .      763          618            599           1,980

MEIGS NET INCOME . . . . . .  $   864      $   864        $   864         $ 2,592

                        SOUTHERN OHIO COAL COMPANY
                             MARTINKA DIVISION
                           STATEMENTS OF INCOME
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)
                                                                           Three
                                                                           Months
                                              Month Ended                  Ended
                                  July 31,  August 31,  September 30,  September 30,
                                    1995       1995         1995           1995
                                                 (in thousands)
NONOPERATING INCOME AND DEDUCTIONS:
Nonoperating Income -
  Interest Income . . . . . . . .  $ 296       $294         $302         $  892

Nonoperating Deductions:
  Shutdown Costs. . . . . . . . .    442        334          342          1,118
  Tax Credit. . . . . . . . . . .   (187)       (81)         (81)          (349)

Net Nonoperating Income . . . . .     41         41           41            123

Interest Charges. . . . . . . . .     41         41           41            123

MARTINKA NET INCOME . . . . . . .  $ -         $ -          $ -          $ -

                        SOUTHERN OHIO COAL COMPANY
                              BALANCE SHEETS
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)

                                              July 31,   August 31,   September 30,
                                                1995        1995          1995
                                                       (in thousands)

ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . $404,476    $405,486      $405,802
  Construction Work in Progress . . . . . . .        4          11           173
         Total Mining Plant . . . . . . . . .  404,480     405,497       405,975
  Accumulated Depreciation and Amortization .  199,933     201,453       202,380

         NET MINING PLANT . . . . . . . . . .  204,547     204,044       203,595

OTHER PROPERTY AND INVESTMENTS. . . . . . . .   65,274      65,551        64,403

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . .    6,951       8,303         5,699
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . .    4,002       3,552         3,539
    Insurance . . . . . . . . . . . . . . . .   13,079      13,079        13,079
    Affiliated Companies. . . . . . . . . . .    8,027       8,475        10,019
  Coal. . . . . . . . . . . . . . . . . . . .      754         725           226
  Materials and Supplies. . . . . . . . . . .    9,302       9,087         9,349
  Other . . . . . . . . . . . . . . . . . . .    4,000       3,420         3,042

         TOTAL CURRENT ASSETS . . . . . . . .   46,115      46,641        44,953

REGULATORY ASSETS . . . . . . . . . . . . . .   68,120      70,835        71,292

DEFERRED CHARGES. . . . . . . . . . . . . . .    4,493       4,428         4,350

           TOTAL. . . . . . . . . . . . . . . $388,549    $391,499      $388,593

                        SOUTHERN OHIO COAL COMPANY
                              BALANCE SHEETS
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                        (UNAUDITED)

                                               July 31,    August 31,  September 30,
                                                 1995         1995         1995
                                                         (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares. $      5     $      5     $      5
  Premium on Common Stock. . . . . . . . . . .    9,996        9,996        9,996
  Other Paid-in Capital. . . . . . . . . . . .  102,693      102,693      102,693
  Retained Earnings. . . . . . . . . . . . . .   24,063       24,927       23,199

         TOTAL SHAREHOLDER'S EQUITY. . . . . .  136,757      137,621      135,893

LONG-TERM DEBT - Notes Payable to Banks. . . .   81,681       81,681       81,681

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases . . . . . .   23,922       23,799       24,196
  Operating Reserves . . . . . . . . . . . . .   34,809       35,226       34,937

         TOTAL OTHER NONCURRENT LIABILITIES. .   58,731       59,025       59,133

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year . . . . .    8,319        8,319        8,319
  Accounts Payable:
    General. . . . . . . . . . . . . . . . . .    5,838        5,713        5,450
    Affiliated Companies . . . . . . . . . . .    1,585        1,545        1,169
  Taxes Accrued. . . . . . . . . . . . . . . .      868        1,806          313
  Accrued Vacation Pay . . . . . . . . . . . .    3,021        3,098        3,147
  Workers' Compensation Claims . . . . . . . .    9,075        8,933        9,597
  Obligations Under Capital Leases . . . . . .   10,582       11,273       11,397
  Other. . . . . . . . . . . . . . . . . . . .    7,120        7,827        8,619

         TOTAL CURRENT LIABILITIES . . . . . .   46,408       48,514       48,011

DEFERRED CREDITS . . . . . . . . . . . . . . .   64,972       64,658       63,875

           TOTAL . . . . . . . . . . . . . . . $388,549     $391,499     $388,593

                        SOUTHERN OHIO COAL COMPANY
                      STATEMENTS OF RETAINED EARNINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)

                                                                           Three
                                                                           Months
                                             Month Ended                   Ended
                                July 31,   August 31,   September 30,  September 30,
                                  1995        1995          1995           1995
                                                (in thousands)
BALANCE AT BEGINNING OF PERIOD. $23,199     $24,063       $24,927         $23,199

NET INCOME. . . . . . . . . . .     864         864           864           2,592

CASH DIVIDENDS DECLARED . . . .    -           -            2,592           2,592

BALANCE AT END OF PERIOD. . . . $24,063     $24,927       $23,199         $23,199

                        SOUTHERN OHIO COAL COMPANY
          STATEMENTS OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                                                                           July          August         September
                                                                           1995           1995             1995
                                                                             (in thousands, except as noted)
  I. Calculation of Cost-of-Capital Compensation:
       A. Investment at Beginning of Month:
            Common Stock. . . . . . . . . . . . . . . . . . . . . . . . $      5        $      5        $      5
            Premium on Common Stock . . . . . . . . . . . . . . . . . .    9,996           9,996           9,996
            Other Paid-in Capital (excluding item D and item G) . . . .   55,233          55,233          55,233
                                                                          65,234          65,234          65,234
       B. Rate of Return Allowable per HCAR Nos. 20515 and
            21008: 12.11% per annum, 1.0092% per month. . . . . . . . .  .010092         .010092         .010092

       C. Earnings Allowable: (re investment in item A)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $    658        $    658        $    658
            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $  4,606        $  5,264        $  5,922

       D. Equity Investment for the months of June 1981,
            December 1981 and September 1982. . . . . . . . . . . . . . $ 26,240        $ 26,240        $ 26,240

       E. Rate of Return Allowable per HCAR Nos. 21008, 21537,
            22129 and 22401: 12.04% per annum, 1.0033% per month. . . .  .010033         .010033         .010033

       F. Earnings Allowable: (re investment in item D)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $    264        $    264        $    264
            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $  1,848        $  2,112        $  2,376

       G. Equity Investment for the months of March 1982,
            June 1982 and December 1982 . . . . . . . . . . . . . . . . $ 21,220        $ 21,220        $ 21,220

       H. Rate of Return Allowable per HCAR Nos. 21008, 21537,
            22129 and 22401: 13.58% per annum, 1.1317% per month. . . .  .011317         .011317         .011317

       I. Earnings Allowable: (re investment in item G)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $    240        $    240        $    240
            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $  1,680        $  1,920        $  2,160

       J. Total Earnings Allowable:
            1. Current Month (C.1. + F.1. + I.1.) . . . . . . . . . . . $  1,162        $  1,162        $  1,162
            2. Year-to-Date (C.2. + F.2. + I.2.). . . . . . . . . . . . $  8,134        $  9,296        $ 10,458

       K. Net Income per Statements of Income - Meigs Division (a). . . $    864        $    864        $    864
            Add: Interest Charges . . . . . . . . . . . . . . . . . . .      462             456             452
            Less: Nonoperating Income . . . . . . . . . . . . . . . . .        9              48              60

       L. Applied Cost-of-Capital Billing Adder - Meigs Division:
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $  1,317        $  1,272        $  1,256
            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $  8,979        $ 10,251        $ 11,507

 II. Monthly Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b). . . . . . . . . . . . . . . . . $ 12,938        $ 11,579        $ 13,777

       B. Add: Monthly Cost-of-Capital Billing Adder as Applied
            per L. 1. of Section I. . . . . . . . . . . . . . . . . . .    1,317           1,272           1,256

       C. Cost Applicable to Current Month Coal Billings (c). . . . . . $ 14,255        $ 12,851        $ 15,033

       D. Coal Sold and Shipped in Current Month (in tons)(c) . . . . .  347,927         321,881         365,358

       E. Average Price per Ton (in dollars) (C/D)(c) . . . . . . . . .   $40.97          $39.92          $41.15
(a)  The Company sold its Martinka mining division and most of the Martinka related coal reserves to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal effective July 1, 1992.  All results associated with the Martinka division since then are billed to the Parent Company, Ohio Power Company, eliminating any earnings effect to the
     Company.
(b)  As represented by "Cost of Operation" plus "Federal Income Taxes On Operations" reported in Statements of
     Income - Meigs Division.
(c)  Sales were to the Parent Company - Ohio Power Company for the Gavin Plant.
/TABLE

                        SOUTHERN OHIO COAL COMPANY
            ANALYSIS OF OPERATING RESERVES AND DEFERRED CREDITS
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                               July 31,   August 31,   September 30,
                                                 1995        1995          1995
                                                        (in thousands)

Operating Reserves:
  Accrued Postretirement Benefits
    Other Than Pensions . . . . . . . . . . . . $18,124    $18,696       $19,200
  Workers' Compensation . . . . . . . . . . . .  10,392     10,229         9,427
  Postemployment Benefits . . . . . . . . . . .   5,647      5,647         5,647
  Public Liability Insurance. . . . . . . . . .     346        354           363
  Tunnel Settlement . . . . . . . . . . . . . .     300        300           300

      Total Operating Reserves. . . . . . . . . $34,809    $35,226       $34,937

Deferred Credits:
  Income Taxes. . . . . . . . . . . . . . . . . $64,013    $63,487       $62,951
  Postemployment Benefits . . . . . . . . . . .     912        912           887
  Other . . . . . . . . . . . . . . . . . . . .      47        259            37

      Total Deferred Credits. . . . . . . . . . $64,972    $64,658       $63,875

                    SOUTHERN OHIO COAL COMPANY
           INFORMATION CONCERNING CAPITAL IMPROVEMENTS
             FOR THE QUARTER ENDED SEPTEMBER 30, 1995

    There were no significant changes with regard to the Company's mining plant during the quarter.

                        SOUTHERN OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION
          BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                         July 31, 1995                 August 31, 1995               September 30, 1995
                                                      Net                             Net                             Net
                                Gross  Accumulated  Carrying    Gross  Accumulated  Carrying    Gross  Accumulated  Carrying
                                Cost    Provisions   Amount     Cost    Provisions   Amount     Cost    Provisions   Amount
                                                                      (in thousands)

          Description
Surface Lands. . . . . . . . .  $  7,409  $   -     $  7,409   $  7,409  $   -      $  7,409    $  7,409  $   -      $  7,409

Mining Structures
  and Equipment. . . . . . . .   258,679   152,709   105,970    259,709   153,896    105,813     260,048   154,433    105,615

Coal Interests
  (net of depletion) . . . . .     4,239      -        4,239      4,219      -         4,219       4,196      -         4,196

Mine Development Costs . . . .   134,149    47,224    86,925    134,149    47,557     86,592     134,149    47,947     86,202

    Total Mining Plant in
      Service. . . . . . . . .  $404,476  $199,933  $204,543   $405,486  $201,453   $204,033    $405,802  $202,380   $203,422

                    SOUTHERN OHIO COAL COMPANY
                INFORMATION CONCERNING OPERATIONS
             FOR THE QUARTER ENDED SEPTEMBER 30, 1995

   There were no significant changes with regard to the Company's operations during the quarter.

                      SOUTHERN OHIO COAL COMPANY
                    STATEMENTS OF COST OF OPERATION
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                                                             Three
                                                                             Months
                                               July     August   September   Ended
                                               1995      1995      1995     9/30/95
                                                         (in thousands)
Direct Labor-UMW* . . . . . . . . . . . . .  $   423   $   495    $   386   $ 1,304
Indirect Labor-UMW* . . . . . . . . . . . .    1,275     1,557      1,457     4,289
Benefits-UMW* . . . . . . . . . . . . . . .    1,663     1,735      1,713     5,111
Salaries and Benefits-Nonunion. . . . . . .    1,474     1,474      1,403     4,351
Operating Supplies. . . . . . . . . . . . .    1,001     1,214        939     3,154
Repair Parts and Materials. . . . . . . . .    1,574     1,803      1,549     4,926
Electricity and Other Utilities . . . . . .      534       480        480     1,494
Outside Services-Maintenance, Haulage
  and Reclamation . . . . . . . . . . . . .      950     1,118      1,310     3,378
Taxes Other Than Federal Income Taxes** . .      630       586        632     1,848
Rental of Equipment . . . . . . . . . . . .    1,316     1,332      1,372     4,020
Depreciation, Depletion and Amortization. .    1,346     1,082      1,142     3,570
Mining Cost Normalization***. . . . . . . .   (1,549)   (3,209)    (1,245)   (6,003)
Other Production Costs. . . . . . . . . . .    1,557     1,265      1,541     4,363

Subtotal. . . . . . . . . . . . . . . . . .   12,194    10,932     12,679    35,805

Transfers of Production Costs (to)/from
  Coal Inventory. . . . . . . . . . . . . .      (19)       29        499       509

          Total . . . . . . . . . . . . . .  $12,175   $10,961    $13,178   $36,314

  * United Mine Workers of America.
 ** Excludes  FICA,  Federal  Unemployment and  State Unemployment. These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to  establish a selling price based on forecasted  results for the  remainder of the year.  The amount  of mining cost normalization is established on an "overall"  company basis (i.e., not itemized)
    and is eliminated by year-end.